SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Stelmar Shipping Ltd. (SJH)

(Name of Issuer)

Common Stock, par value $.02 per share

(Title of Class of Securities)

V8726M103

(CUSIP Number)

Geraldine Motillon

3-5 Avenue des Citronniers

Prince des Galles 3rd floor

MC 98000, Monaco

Tel: 011 377 9315 9055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stelphi Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,412,026 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,412,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,412,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.73%(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC
(1)	As a result of the matters described under Item 4 of this Amendment No. 14 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelshi Holding Ltd. (“Stelshi”) and Stelios Haji-Ioannou (“Stelios”). If the Reporting Persons, Stelios and Stelshi are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the Shares beneficially owned by Stelshi and Stelios, which the Reporting Persons believe would total 3,555,610 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute, in the aggregate, 20.21% of the Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).
(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the Securities and Exchange Commission on October 15, 2004.

CUSIP No. V8726M103	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Polys Haji-Ioannou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,412,026 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,412,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,412,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.73%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As a result of the matters described under Item 4 of this Amendment No. 14 to the Schedule 13D, the Reporting Persons may be deemed to constitute a group with Stelshi Holding Ltd. (“Stelshi”) and Stelios Haji-Ioannou (“Stelios”). If the Reporting Persons, Stelios and Stelshi are deemed to be group members, then the aggregate amount beneficially owned by the Reporting Persons would include the Shares beneficially owned by Stelshi and Stelios, which the Reporting Persons believe would total 3,555,610 Shares together with the number of Shares beneficially owned by the Reporting Persons, which would constitute, in the aggregate, 20.21% of the Shares outstanding as of October 14, 2004, calculated in accordance with note (2) below. See Item 5(a)-(b).
(2)	Calculated based on the 17,565,549 shares of common stock reported by Stelmar to be issued and outstanding as of October 14, 2004 in its Form 6-K filed with the Securities and Exchange Commission on October 15, 2004.

CUSIP No. V8726M103	Page 4 of 8

This statement constitutes Amendment No. 14 to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2001 (as heretofore amended and supplemented by Amendment Nos. 1 through 13, the “Schedule 13D”) on behalf of Stelphi Holding Ltd. (“Stelphi”), a Liberian corporation, and its sole shareholder, Polys Haji-Ioannou (“Polys” and, together with Stelphi, the “Reporting Persons”) with respect to the common stock, par value $.02 per share, (the “Shares”) of Stelmar Shipping Ltd. (“Stelmar” or the “Company”), a Liberian corporation. Capitalized terms not defined in this Amendment No. 14 shall have the respective meanings ascribed thereto in the Schedule 13D.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 14, 2004, the Reporting Persons believe that Stelios Haji-Ioannou (“Stelios”) contacted four of Stelmar’s seven directors, Thomas N. Amonett, Terence Coghlin, Ray Miles and Eileen Kamerick, to inform them that he spoke with certain holders of Stelmar Shares (certain “Shareholders”) on November 11 - 12, 2004, that he believes as a result of such discussions that many of those Shareholders will be voting against the proposed merger with an affiliate of Fortress Investment Group LLC (“Fortress” and, such merger, the “Fortress Merger”) and that MacKenzie Partners, Inc., Polys’ and Stelios’ proxy solicitors, has informed Stelios that an affirmative authorization from the Shareholders will be practically impossible. The Reporting Persons further believe that Stelios suggested that each of the four directors might consider resigning his or her directorship in light of this information. Furthermore, the Reporting Persons believe that Stelios outlined a plan which includes proceeding with the Shareholders’ vote regarding the authorization of the Fortress Merger at the November 16, 2004 Special Meeting of Shareholders in New York, New York (the “November 16 Meeting”), working towards the removal of Nicholas Hartley, Peter Goodfellow and Stamatis Molaris from the Board of Directors, and, in the upcoming month, reinstating a new auction process for the Company. The Reporting Persons believe that Stelios also informed the four directors that he was prepared to join the Board of Directors as interim Chairman and that he further suggested possibly reinstating discussions with OMI Corporation and Overseas Shipholding Group, Inc., which, as strategic buyers, are more natural merger partners of Stelmar than Fortress.

On November 15, 2004, Polys executed a power of attorney (the “POA”), a copy of which is attached hereto as Exhibit A, permitting Stelios to speak for and execute documents on his behalf, including at the November 16 Meeting, to sign, make, execute, deliver, file and record any and all statements relating to any filings with the Securities and Exchange Commission relating to Shares owned by him and ratifying any prior such actions taken by Stelios.

On November 15, 2004, Polys and Stelios issued a press release (the “November 15 Press Release”), a copy of which is attached hereto as Exhibit B, maintaining their opposition to the proposed acquisition of Stelmar Shares by an affiliate of Fortress despite the recently increased

CUSIP No. V8726M103	Page 5 of 8

merger consideration of $40 per Share, which has been approved by the Stelmar Board of Directors, and urging Shareholders to vote against the Fortress Merger at the November 16 Meeting.

The Reporting Persons have, and believe that Stelios, the sole shareholder of Stelshi Holding Ltd. (“Stelshi”), has, met, and will continue to meet, with third parties, including other Shareholders, to discuss with such third parties their views with respect to the Fortress Merger as well as the operations and management of the Company.

Although the foregoing represents the general range of activities presently contemplated by the Reporting Persons with respect to Stelmar, the Reporting Persons intend to continually review the Company’s business, affairs, management and financial position, as well as conditions in the securities market and general economic and industrial conditions. The possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing activities may be taken by some or all of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is supplemented as follows:

(a)–(b)

The Reporting Persons, along with Stelios and Stelshi, may be deemed to be members of a “group” for purposes of Rule 13d-5(b)(1) of the Act. The POA and the November 15 Press Release may be deemed agreements by Polys and Stelios to act together for the purpose of acquiring, holding, voting or disposing of equity securities of Stelmar pursuant to Rule 13d-5(b)(1) of the Act, and, accordingly, may result in the formation of a group, for purposes of Sections 13(d) and 13(g) of the Act, of all equity securities of Stelmar beneficially owned by any such persons. The Reporting Persons would, as a group with Stelios and Stelshi, beneficially own the amount of Shares and the percentage of the Shares as set forth on the cover page of this Amendment No. 14 to the Schedule 13D. The Reporting Persons expressly declare that neither the filing of this Amendment No. 14 to the Schedule 13D nor any of the information contained herein shall be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of all of the securities described in footnote (1) on the cover page of this Amendment No. 14 to the Schedule 13D, other than those securities listed in row 11 on the cover page, or that they have formed or are a member of any such group. Information with respect to the beneficial ownership of the Shares of Stelmar by Stelios and Stelshi and related information should be contained in the Schedule 13D, as amended, filed or to be filed by Stelios and Stelshi.

CUSIP No. V8726M103	Page 6 of 8

Item 7. Material to Be Filed as Exhibits.

A Joint Filing Agreement between Stelphi and Polys is filed as an exhibit to Amendment No. 10 to the Schedule 13D and is incorporated by reference herein. A Power of Attorney authorizing Geraldine Motillon to sign, make, execute, deliver, file and record statements on Schedule 13D (including exhibits thereto) and other documents on behalf of Polys in any and all capacities is filed as an exhibit to Amendment No. 11 to the Schedule 13D and is incorporated by reference herein.

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.	Description
A	Power of Attorney from Polys to Stelios, dated November 15, 2004.

B	Press Release of Polys and Stelios, dated November 15, 2004.

CUSIP No. V8726M103	Page 7 of 8

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2004

STELPHI HOLDING LTD.

By:	/s/ Geraldine Motillon
Name:	Geraldine Motillon
Title:	Director

POLYS HAJI-IOANNOU

By:	/s/ Geraldine Motillon
Geraldine Motillon
Attorney-in-fact for Polys Haji-Ioannou

CUSIP No. V8726M103	Page 8 of 8

EXHIBIT INDEX

Exhibit Number	Exhibit Name	Location
A	Power of Attorney from Polys to Stelios, dated November 15, 2004.	Filed herewith

B	Press Release of Polys and Stelios, dated November 15, 2004.	Filed herewith